CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(Prepared by Management)

	October 31,		January 31,
	2005		2005
	$		$
	(Unaudited	)	(Audited	)
ASSETS

Current
Cash and cash equivalents	643,748		1,472,146
Advances receivable (note 7(b))	87,702		78,101
Marketable securities	57,359		57,359
Prepaid expenses	15,716		12,647
Share subscriptions receivable	-		11,945

	804,525		1,632,198

Investment securities	72,575		72,575
Investment in subsidiary (note 4)	549,785		-
Loan receivable (note 7(e))	83,000		50,000
Equipment	3,895		4,543
Mineral properties (note 5)	9,015,648		8,472,255
Reclamation deposit	274,965		518,057

	10,804,393		10,749,628

LIABILITIES

Current
Accounts payable and accrued liabilities	41,295		85,937
Advances payable (note 7(c))	87,213		76,352

	128,508		162,289

SHAREHOLDERS' EQUITY

Share capital (note 6)	31,305,363		30,754,678
Contributed surplus	379,933		343,533
Deficit	(21,009,411)		(20,510,872)

	10,675,885		10,587,339

	10,804,393		10,749,628

NOTE 1 - NATURE OF OPERATIONS

Approved by the Directors:

“Matthew Wayrynen”	Director	“Louis Wolfin”	Director

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended				Nine months ended
	October 31,				October 31,
	2005		2004		2005		2004
	$		$		$		$
Revenue
Interest income		3,071		8,378		8,968		24,132

Expenses
Amortization		205		285		648		852
Consulting fees		7,656		12,345		27,676		30,230
Investor relations and shareholder information		16,467		10,979		55,893		57,222
Legal and accounting		45,253		20,542		96,865		35,634
Listing and filing fees		6,124		7,555		13,705		16,902
Management fees		22,500		22,500		67,500		67,500
Office and miscellaneous		11,482		26,827		46,403		87,515
Salaries and benefits		21,649		22,747		71,384		47,211
Stock-based compensation		-		-		36,400		-
Transfer agent fees		1,621		6,390		6,511		11,420
Travel		9,343		11,389		48,758		16,306

		142,300		141,559		471,743		370,792

Operating loss		(139,229)		(133,181)		(462,775)		(346,660)

Other items
Foreign exchange loss		(29,024)		(62,669)		(35,764)		(63,289)
Gain on sale of equipment		-		-		-		4,020

Loss for the period		(168,253)		(195,850)		(498,539)		(405,929)

Deficit, beginning of period		(20,841,158)		(19,842,132)		(20,510,872)		(19,632,053)

Deficit, end of period		(21,009,411)		(20,037,982)		(21,009,411)		(20,037,982)

Loss per share		($0.03)		($0.04)		($0.11)		($0.09)

Weighted average number of common shares outstanding		4,827,387		4,648,905		4,710,232		4,642,105

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)
	Three months ended				Nine months ended
	October 31,				October 31,
	2005		2004		2005		2004
	$		$		$		$
Cash flows from (used in) operating activities

Loss for the period		(168,253)		(195,850)		(498,539)		(405,929)
Adjustments for items not involving cash:
- amortization		205		285		648		852
- stock based compensation		-		-		36,400		-

		(168,048)		(195,565)		(461,491)		(405,077)

Change in non-cash working capital:
- advances receivable		(13,979)		(7,818)		(9,601)		(13,149)
- prepaid expenses		12,021		(730)		(3,069)		3,998
- share subscription receivable		-		(11,945)		11,945		58,700
- accounts payable and accrued liabilities		(95,862)		(10,891)		(44,642)		(65,897)
- advances payable		17,166		(33,435)		10,861		(70,873)

		(248,702)		(260,384)		(495,997)		(492,298)

Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred		(257,582)		(238,747)		(543,393)		(657,163)
Investment in subsidiary		(549,785)		-		(549,785)		-
Loan receivable		-		-		(33,000)		-
Decrease (increase) in reclamation deposit amounts		237,777		45,364		243,092		43,746

		(569,590)		(193,383)		(883,086)		(613,417)

Cash flows from financing activities
Issuance of shares for cash, net		-		-		900		1,097,664
Issuance of shares for subsidiary		549,785		-		549,785		-
Share subscriptions		-		-		-		(791,720)

		549,785		-		550,685		305,944

Net increase (decrease) in cash and cash equivalents		(268,507)		(453,767)		(828,398)		(799,771)

Cash and cash equivalents, beginning of period		912,255		2,221,152		1,472,146		2,567,156

Cash and cash equivalents, end of period		643,748		1,767,385		643,748		1,767,385

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

1.    Nature of Operations

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

The Company has incurred recurring operating losses which require additional funds to meet its obligations and maintain its operations. Management’s plan in this regard is to raise equity financing as required.

The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date. The Company has positive working capital of $676,017 at October 31, 2005 (January 31, 2005: $1,469,909).

2.    Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period and nine month period ended October 31, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

3.    Comparative Figures

Certain of the comparative figures for 2004 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

4.    Investment in Subsidiary

During the quarter, the Company arranged the purchase of 1,391,860 shares of Marcus Corporation (“Marcus”). Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring the Marcus shares, the Company controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

In consideration of the acquisition, the Company issued one common share of the Company for every four (4) common shares of Marcus, for a total of 347,965 common shares of the Company. In addition, each tendering Marcus shareholder received a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from September 15, 2005, for every two (2) shares of the Company received on the share exchange.

5.    Mineral Properties

The following is a summary of mineral property expenditures for the nine months ended October 31, 2005:

Balance, beginning of period		$8,472,255

Robertson Project
Assays	$46,607
Drilling	195,887
Eng consulting	29,146
General supplies	1,526
Geo consulting	80,838
Lease payments	76,159
Reclamation	6,617
Reclamation bond insurance	9,640
Repairs and maintenance	801
Salaries and benefits	214
Taxes, licenses & permits	89,293
Water analysis	1,324
Total expenditures for Robertson Project		538,051

Eagle Property
Taxes, licenses & permits	3,338
Total expenditures for Eagle Property		3,338

JDN Property
Taxes, licenses & permits	2,004
Total expenditures for JDN Property		2,004

Balance, end of period		$9,015,648

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

6.    Share Capital

(a)   Authorized Unlimited common shares without par value

(b)	Issued

	2005		2004
	Shares	Amount	Shares	Amount

Balance, January 31,	4,648,905	$30,754,678	4,361,685	$29,646,238
Private placements	-	-	255,220	1,039,458
Exercise of warrants	-	-	1,600	4,960
Exercise of stock options	-	-	10,000	25,000
Share issuance costs	-	-	-	(22,984)

Balance, April 30,	4,648,905	30,754,678	4,628,505	30,692,672
Exercise of stock options	7,000	11,900	20,400	51,000
Cancelled shares	(2,500)	(11,000)	-	-

Balance, July 31,	4,653,405	30,755,578	4,648,905	30,743,672
Share exchange (Marcus)	318,014	502,462	-	-
Share exchange (Marcus)	29,950	47,323	-	-

Balance, October 31,	5,001,369	$31,305,363	4,648,905	$30,743,672

(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the year to date is as follows:

Number of Underlying Shares

Balance, January 31, 2005	975,501
Granted	-
Exercised	-

Balance, April 30, 2005	975,501
Granted	-
Exercised	-
Cancelled	(2,500)

Balance, July 31, 2005	973,001
Expired	(12,900)
Granted	159,001
Granted	14,974

Balance, October 31, 2005	1,134,076

6.    Share Capital (continued)

As at October 31, 2005, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

400,000	$3.10	October 12, 2006
204,425	$3.60	November 17, 2005
102,956	$3.90	December 19, 2005
104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006
159,001	$2.00	September 15, 2007
14,974	$2.00	September 15, 2007

1,134,076

(d)    Stock Options

During the three months ended April 30, 2005, the Company granted 42,500 stock options to directors, officers and employees of the Company at an exercise price of $1.70 per share. These stock options vested immediately and expire over 5 years. The Company recorded a total of $36,400 for stock based compensation expense in the period.

During the three months ended July 31, 2005 and three months ended October 31, 2005, there were no stock options granted by the Company.

A summary of the stock options granted and exercised at the period ended October 31, 2005 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, January 31, 2005	535,500	$1.91
Granted	42,500	1.70

Balance, April 30, 2005	578,000	$1.90
Exercised	(7,000)	$1.70

Balance, July 31, 2005	571,000	$1.90
Expired	(142,600)	$2.50

Balance, October 31, 2005	428,400	$1.70

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)
6.    Share Capital (continued)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 3.0%, dividend yield 0%, volatility of 101.41% and expected life of 3 years.

A summary of stock options outstanding and exercisable at the period ended October 31, 2005 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price
$1.70	385,900	4.08	$1.70
$1.70	42,500	4.45	$1.70

7.    Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the nine months ended October 31, 2005, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$127,392 (2004 - $77,161) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$67,500 (2004 - $67,500) to a private company controlled by a Director for management fees;

iii)	$22,500 (2004 - $22,500) in consulting fees to a private company owned by a Director; and

iv)	$2,000 (2004 - $nil) in consulting fees to a private company owned by a Director.

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $52,958 (2004 - $11,299) due from two companies with common management and common directors.

c)
Advances payable include $19,333 (2004 - $12,658) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; $26,713 (2004 - $nil) due to the private company that provides administrative services as disclosed in note 6(a)(i) above; $7,675 to a private company controlled by a Director of the Company in regards to management fees and $952 (2004 - $nil) due to a private company controlled by a Director of the Company for expense reimbursements.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

7.     Related Party Transactions (continued)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

8.    Commitment

The Company entered into an Investor Relations Agreement with a firm to provide investor relations services in Europe. The Company will pay $1,500 per month for twelve months with the agreement being effective July 1, 2005.

9.    Subsequent Events

Subsequent to the period end, 204,425 warrants expiring on November 17, 2005 at $3.60 were extended until November 17, 2006 and 102,956 warrants expiring on December 19, 2005 at $3.90 were extended until December 19, 2006.

The Company arranged a non-brokered private placement of up to 1,500,000 common shares at a price of $3.00 per share. The placee for up to 1,250,000 shares is Mr. Robert R. McEwen and upon closing he will hold just under 20% of the outstanding shares.

The Company also announced the appointment of Mr. Robert R. McEwen to the Board of Directors and as Executive Chairman of the Company.